UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 11-K

(Mark One)

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Commission file number 000-12477

AMGEN RETIREMENT AND SAVINGS PLAN
(Full title of the plan)

AMGEN INC.
(Name of issuer of the securities held)

One Amgen Center Drive, Thousand Oaks, California  91320-1799
                          (Address of principal executive offices)                                 (Zip Code)

Amgen Retirement and Savings Plan

Financial Statements
and Supplemental Schedule

Years ended December 31, 2001 and 2000

Report of Ernst & Young LLP, Independent Auditors

Amgen Inc., as Named Fiduciary, and the Plan Participants
of the Amgen Retirement and Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Amgen Retirement and Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) at December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/S/    ERNST & YOUNG LLP

June 12, 2002
Los Angeles, California

AMGEN RETIREMENT AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2001	200
Assets
Investments at fair value	$704,081,616	$727,246,010

Net assets available for benefits	$704,081,616	$727,246,010

See accompanying notes.

AMGEN RETIREMENT AND SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31,
	2001	2000
Additions to net assets:
Employee contributions	$45,545,235	$46,797,803
Employer contributions	37,865,221	33,796,325
Interest and dividend income	9,278,622	44,070,900

Total additions	92,689,078	124,665,028
Deductions from net assets:
Benefits paid	(28,158,334)	(22,246,707)
Realized/unrealized losses	(87,695,138)	(71,859,757)

Total deductions	(115,853,472)	(94,106,464)
Net (decrease) increase	(23,164,394)	30,558,564
Net assets available for benefits at beginning of year	727,246,010	696,687,446

Net assets available for benefits at end of year	$704,081,616	$727,246,010

See accompanying notes.

AMGEN RETIREMENT AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2001

1.    Description of Plan

The following description of the Amgen Retirement and Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established effective April 1, 1985 (amended and restated effective January 1, 1990, January 1, 1993, April 1, 1996 and October 23, 2000, respectively), as a defined contribution plan covering substantially all domestic employees of Amgen Inc. (the Company). The Plan, as amended, is intended to qualify under sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the Code) and section 407(d)(3)(A) of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

During 2001 and 2000, participants could elect to contribute up to 15% of their pretax annual compensation (up to a maximum contribution of $10,500 in each year). Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Effective January 1, 2002, participants may elect to contribute up to 30% of their pretax annual compensation (up to a maximum of $11,000 in 2002).

Each pay period, the Company makes a contribution of 100% of the first 5% of eligible compensation contributed by the employee (Matching Contribution). In addition, the Company supplements the Matching Contribution for all eligible employees, whether or not they have elected to make contributions to the Plan, with a contribution equal to 3% of each eligible employee’s compensation (Core Contribution).

Participants select the funds in which their contributions are to be invested, electing among various investment alternatives. Participants may elect for their contributions to be invested in more than one fund; however, no more than 50% of their total contributions may be invested in the Amgen Inc. Stock Fund. Participants may change their investment options at any time.

Vesting

Participants are immediately vested with respect to their individual contributions and earnings thereon. During 2001, participants vested in the Company contributions upon

AMGEN RETIREMENT AND SAVINGS PLAN

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1.    Description of Plan (continued)

Vesting (continued)

completing a requisite number of years of service. Employees had to work a minimum of 1,000 hours within a plan year to receive vesting for that year of service. For the Matching Contribution, participants vested in their allocated Matching Contribution and related earnings on a pro rata basis after four years of service. For the Core Contribution, participants would become vested in their allocated Core Contribution and related earnings after five years of service, with no partial vesting during the five years. Company contributions became fully vested upon attainment of normal retirement age, disability or death.

Effective January 1, 2002, participants became fully vested with respect to previously unvested Matching Contributions and Core Contributions credited to their respective account through December 31, 2001, and are immediately vested with respect to Matching Contributions and Core Contributions credited to their respective account after January 1, 2002.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) Company contributions and (b) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Forfeited balances of terminated participants’ nonvested accounts during 2001 were used to reduce future Company contributions. Effective January 1, 2002, participants are immediately vested with respect to Matching Contributions and Core Contributions.

Payments of Benefits

Upon termination of service due to death, disability (as defined by the Plan) or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested account balance in either a lump-sum payment in cash and/or shares of the Company’s common stock. The number of shares of Company common stock to be paid is based on the quoted market value of such stock on the date the Plan is valued following employee notification. Participants hired before April 1, 1996 may also elect to have an insurance annuity contract purchased on the participant’s behalf.

Certain restrictions apply to withdrawals of amounts from the Plan while a participant continues to be employed by the Company.

AMGEN RETIREMENT AND SAVINGS PLAN

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1.    Description of Plan (continued)

Participant Loans

Subject to Company approval, participants can generally obtain a loan from their account up to the lesser of an amount equal to 50% of the participant’s vested account balance or $50,000, less any outstanding loans. The loans bear interest at average borrowing rates of certain major banks (ranging from 6.75% to 11.87%) and are generally payable in installments over periods ranging from one to five years. Principal and interest payments are allocated to the participant’s account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100% vested in their accounts.

Trustee

Fidelity Management Trust Company acts as the Plan’s trustee.

2.    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Reclassification

Certain amounts in the 2000 financial statements have been reclassified to conform to the 2001 presentation.

Investment Income

Dividend income is recognized on the ex-dividend date and interest income is recorded on an accrual basis. Unrealized gains and losses on investments are measured by the change in the difference between the fair value and cost of the securities held at the beginning and end of the period. Realized gains and losses from security transactions are recorded based on the weighted-average cost of securities sold.

AMGEN RETIREMENT AND SAVINGS PLAN

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2.    Summary of Significant Accounting Policies (continued)

Investment Valuation

Investments in mutual funds and Amgen Inc. common stock are valued at current market values determined through reference to public market information on the last business day of the Plan year. Participant loans are valued at their outstanding balances which approximate fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.    Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2001	2000
Amgen Inc. Stock Fund	$228,503,831	$257,843,222
Fidelity Magellan Fund	102,100,754	110,689,139
Fidelity Growth and Income Portfolio	73,223,177	79,446,064
Fidelity Spartan U.S. Equity Index	48,267,602	50,730,271
Fidelity Retirement Money Market Portfolio	46,752,550	*
Fidelity OTC Portfolio	45,378,930	56,319,408

* Investment balance in 2000 was less than 5% of the Plan’s net assets.

AMGEN RETIREMENT AND SAVINGS PLAN

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.    Investments (continued)

During 2001 and 2000, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year ended December 31,
	2001	2000
Amgen Inc. Stock Fund	$(29,793,683)	$16,208,146
Mutual funds	(57,901,455)	(88,067,903)

	$(87,695,138)	$(71,859,757)

4.    Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated November 21, 2001, stating that the Plan is qualified, in form, under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt. Subsequent amendments have been structured to, and are intended to, maintain the Plan’s tax qualified status.

5.    Services Provided by the Company

The Company provides certain administrative and recordkeeping services for the Plan at no cost to the Plan participants. In addition, the Company has paid the trustee fees and other related costs on behalf of the Plan.

6.    Subsequent Decline in Market Value (Unaudited)

On June 20, 2002, the fair market value of Amgen common stock was $41.32, a decline of 27% from the fair market value as of December 31, 2001. Based on the number of shares of common stock held by the plan at December 31, 2001, the fair market value of the Amgen Inc. Stock Fund on June 20, 2002 would have been $167,288,772.

Supplemental Schedule

Amgen Retirement and Savings Plan

EIN: 95-3540776
Plan: 35274

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of Issue	Description of Investment	Current Value

Amgen Inc.*	Common stock 4,048,615 shares	$228,503,831
Fidelity Magellan Fund*	Mutual fund 979,666 shares	102,100,754
Fidelity Growth and Income Portfolio*	Mutual fund 1,958,886 shares	73,223,177
Fidelity Spartan U.S. Equity Index*	Mutual fund 1,187,687 shares	48,267,602
Fidelity Retirement Money Market Portfolio*	Money market portfolio	46,752,550
Fidelity OTC Portfolio*	Mutual fund 1,455,853 shares	45,378,930
Fidelity Contrafund*	Mutual fund 760,326 shares	32,519,132
Fidelity Overseas Fund*	Mutual fund 1,032,387 shares	28,308,053
Fidelity Asset Manager: Growth*	Mutual fund 1,506,895 shares	21,608,881
Fidelity Asset Manager*	Mutual fund 1,049,723 shares	16,270,702
Fidelity U.S. Bond Index Portfolio*	Mutual fund 1,228,414 shares	13,266,876
Fidelity Short-Term Bond*	Mutual fund 1,502,844 shares	13,225,026
Neuberger Berman Genesis Trust	Mutual fund 401,087 shares	11,675,637
Fidelity Asset Manager: Income*	Mutual fund 411,723 shares	4,664,818
Fidelity Equity Income Fund*	Mutual fund 54,766 shares	2,670,922
Dreyfus Founders Discovery Fund	Mutual fund 64,161 shares	1,825,368
Invesco Growth Fund	Mutual fund 413,726 shares	1,075,687
Participant loans*	Interest rates from 6.75% to 11.87%	12,743,670

		$704,081,616

*Party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Amgen Retirement and Savings Plan
(Name of Plan)

Date:	6/24/02	By:	/s/ RICHARD D. NANULA
Richard D. Nanula Executive Vice President, Finance, Strategy and Communications, and Chief Financial Officer Amgen Inc.

AMGEN RETIREMENT AND SAVINGS PLAN

INDEX TO EXHIBIT

Consent of Ernst & Young LLP, Independent Auditors	Exhibit 23